UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 27, 2022, Imperial Petroleum Inc. (the “Company”) announced that it has entered into an agreement to acquire two suezmax tankers, built at Hyundai Samho in 2007 and at Samsung Heavy Industries in 2008, with an aggregate capacity of approximately 320,000 dwt, from an unaffiliated third party for an aggregate purchase price of $46.8 million, with delivery expected by mid-June 2022. The Company expects to finance the purchase price with cash-on-hand and new senior secured bank debt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer